UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3 )*
LaBarge, Inc.
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 5024709C
(CUSIP Number) Craig E. LaBarge, c/o LaBarge, Inc., 9900A Clayton Rd., St. Louis, MO 63124 (314) 997-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications See "Introduction"
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5024709C

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Craig E. LaBarge

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States of America

Number of	7. Sole Voting Power	1,323,147
Shares
Beneficially	8. Shared Voting Power	31,590
Owned by Each
Reporting	9. Sole Dispositive Power	1,294,655
Person With:
	10. Shared Dispositive Power	866,849

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,161,504

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	14.1%

14.	Type of Reporting Person (See Instructions)

	IN

Introduction.

In Amendment No. 2 to this Schedule 13D filed with the Securities and Exchange Commission on August 25, 2003, Craig E. LaBarge ("LaBarge") incorrectly reported that he had shared voting power with respect to all shares held in the LaBarge, Inc. 401(k) Plan. On February 26, 2003, the plan was amended to provide for pass-through voting by plan participants.

Item 1. Security and Issuer.
Title of Class of Securities: Common Stock, $0.01 par value per share ("Common Stock")

Name and Address of Issuer:

LaBarge, Inc. (the "Company")
9900A Clayton Road
St. Louis, Missouri 63124

Item 2. Identity and Background.

(a) Name of Person Filing: Craig E. LaBarge

(b) Address:

Craig E. LaBarge
c/o LaBarge, Inc.
9900A Clayton Road
St. Louis, Missouri 63124

(c) Principal Business: LaBarge, an individual, is the Chief Executive Officer, President and a director of the Company.
(d) Prior Criminal Convictions: None
(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None
(f) Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of Transaction.
          The shares of Common Stock covered by this Statement are being held for investment purposes. LaBarge may assess the market for the purchase and sale of the Common Stock, as well as the Company's financial position and operations and retains the right to change his investment intent.

Other than as described in this Statement, LaBarge does not have any plans or proposals which relate to or would result in any of the following:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)          As of the date hereof, LaBarge beneficially owns a total of 2,161,504 shares of Common Stock of the Company, or approximately 14.1% of the sum of the outstanding shares based on 14,928,350 shares outstanding (the "Outstanding Shares") as of June 29,2003 as reported by the Company in its Annual Report on Form 10-K for the year ended June 29, 2003. The 2,161,504 shares of Common Stock includes the following:

(i) options exercisable within 60 days for 380,403 shares of Common Stock under the Company's stock option plans, with respect to which, if exercised, LaBarge will have sole voting and sole dispositive power;

(ii) 201,405 shares held in LaBarge's employee contribution account and 28,492 shares held in LaBarge's match account of the Company's 401(k) plan for which LaBarge has sole voting power with respect to shares held in his contribution and employer match accounts, sole dispositive power with respect to shares held in his contribution account and shared dispositive power with respect to shares held in his Company match account. In addition, LaBarge has shared dispositive power and no voting power as to 806,767 shares held in employer match accounts (in addition to shares held in his match account) of the Company's 401(k) plan for which LaBarge serves as one of two administrators;

(iii) 10,668 shares of Common Stock held by two trusts for the benefit of one nephew and one niece of LaBarge, of which trusts LaBarge is a co-trustee and as to which he has shared voting and dispositive power;

(iv) 11,042 shares held as custodian for his two minor children as to which he has sole voting and dispositive power;

(v) 18,172 shares held by a trust for his two minor children, of which LaBarge is a co-trustee and as to which he has shared voting and dispositive power;

(vi) 681,805 shares owned in LaBarge's individual capacity as to which he has sole voting and dispositive power;

(vii) 2,750 shares owned jointly with his spouse as to which he has shared voting and dispositive power; and

(viii) 20,000 shares held in his IRA as to which he has sole voting and dispositive power.

(b)       Number of shares of Common Stock as to which LaBarge has:

(i) Sole power to vote: 1,323,147

(ii) Shared power to vote: 31,590

(iii) Sole power to dispose: 1,294,655

(iv) Shared power to dispose: 866,849

LaBarge disclaims beneficial ownership of all shares of Common Stock as to which he has shared or no dispositive power.

LaBarge shares the power to dispose of 835,259 shares of Common Stock held in the Company's 401(k) plan with Donald H. Nonnenkamp. Certain information regarding Mr. Nonnenkamp is presented below:

(i)        Name of Person:      Donald H. Nonnenkamp

(ii)       Address:       Donald H. Nonnenkamp
                                                 c/o LaBarge, Inc.
                                                 9900A Clayton Road
                                                 St. Louis, Missouri 63124

(iii) Principal Business:      Nonnenkamp, an individual, is the Vice President, Chief Financial Officer and Secretary of the Company.

(iv) Prior Criminal Convictions: None

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None

(vi) Citizenship: United States of America

LaBarge shares the power to vote and dispose of 10,668 shares of Common Stock held by two trusts for the benefit of one nephew and one niece, with his brother, Mark LaBarge. Certain information regarding Mark LaBarge is presented below:

(i)          Name of Person:      Mark LaBarge

(ii)         Address:       Mark LaBarge
                                                   c/o SFP Landscaping, Inc.
                                                   9800 Gravois Road
                                                   St. Louis, Missouri 63123

(iii) Principal Business: Small business owner.

(iv) Prior Criminal Convictions: None

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws:   None

(vi) Citizenship: United States of America

LaBarge shares the power to vote and/or dispose of 20,922 shares of Common Stock, as described above in paragraphs (a)(v) and (vii), with his spouse, Andrea S. LaBarge. Certain information regarding Andrea S. LaBarge is presented below.

(i)           Name of Person:     Andrea S. LaBarge

(ii)         Address:              Andrea S. LaBarge
                                                         c/o LaBarge, Inc.
                                                         9900A Clayton Road
                                                        St. Louis, Missouri 63124

(iii) Principal Business:         Not applicable.

(iv) Prior Criminal Convictions: None

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws: None

(vi) Citizenship: United States of America

(c)             None.

(d)             Except for those shares of Common Stock listed above held in trust or held jointly with his spouse, no person other than LaBarge may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this filing.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2003
Date

/s/Craig E. LaBarge
Craig E. LaBarge